Exhibit 12

Potash Corporation of Saskatchewan Inc.

Ratio of Earnings to Fixed Charges

(in millions of US dollars, except ratio amounts)

(unaudited)

	Year ended December 31
	2014	2013	2012	2011	2010
Net income	$1,536	$1,785	$2,079	$3,081	$1,775
Income taxes	628	687	826	1,066	701
Share of earnings of equity investees	(102)	(195)	(278)	(261)	(174)
Fixed charges	253	259	272	300	285
Amortization of capitalized interest	27	23	18	14	8
Distributed income of equity investees	172	180	211	128	79
Interest capitalized	(41)	(79)	(102)	(84)	(107)
Total Earnings Available for Fixed Charges	$2,473	$2,660	$3,026	$4,244	$2,567

Fixed Charges

Interest expensed and capitalized	$225	$231	$244	$273	$259
Amortization of debt issue costs	5	5	5	5	5
Estimated portion of rent expense representing interest	23	23	23	22	21
Total Fixed Charges	$253	$259	$272	$300	$285
Ratio of Earnings to Fixed Charges	9.77	10.27	11.13	14.15	9.01